Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

July 1, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	ForgeRock, Inc.
Draft Registration Statement on Form S-1
Submitted May 17, 2021
CIK No. 0001543916

Ladies and Gentlemen:

On behalf of our client, ForgeRock, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 15, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on May 17, 2021 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 17, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on May 17, 2021) or as otherwise provided, all page references herein correspond to the page of the Revised Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO        SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

July 1, 2021

Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1.	Please balance your disclosure of revenue growth in 2019 and 2020 with disclosure of your net losses for each of these periods.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 3, 81, and 109 of the Revised Registration Statement to address the Staff’s comment.

Non-GAAP Financial Measures, page 19

2.

For each of the non-GAAP measures disclosed on pages 20 and 21, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 20 to 21 of the Revised Registration Statement to address the Staff’s comment.

Risk Factors

Risks Related to Our Intellectual Property, page 46

3.

We note your disclosure that some of your customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement. Please clarify whether you are currently party to any source code escrow agreements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 50 of the Revised Registration Statement to address the Staff’s comment and note that the Company is currently party a source code escrow agreement.

Risks Related to Legal and Regulatory Environment, page 56

4.	You disclose that a portion of your revenue is generated from sales to governmental entities. To the extent material, disclose the portion of your revenue generated by such sales.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

Use of Proceeds, page 70

5.

We note that you may use some of the proceeds from this offering to repay certain indebtedness under the Amended and Restated Loan Agreement. If any material amounts of proceeds will be used to discharge indebtedness, please provide the information described in Instruction 4 to Item 504 of Regulation S-K.

Securities and Exchange Commission

July 1, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 70 of the Revised Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

6.

Please revise to discuss the significance of direct customers and indirect customers, including whether any additional fees are associated with indirect customers. Disclose the percentage of revenue and ARR that is generated from direct customers versus indirect OEM customers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 80 and 123 of the Revised Registration Statement to discuss the significance of direct and indirect customers and to provide the percentage of its revenue that is generated from direct versus indirect customers, including the portion of revenue attributable to indirect customers through OEMs.

The Company further advises the Staff that it does not manage its business by reference to the percentage of ARR that is generated from direct customers separately from the percentage of ARR that is generated from indirect customers. Accordingly, it does not currently systematically measure or track the percentage of its ARR that is generated from direct versus indirect customers, and would need to undertake a laborious manual exercise to make such determinations. The Company believes that disclosing the percentage of its revenue that is generated from direct versus indirect customers appropriately provides investors with an understanding of how management views and operates the business. Further, the Company does not believe that providing the percentage of its ARR that is generated from direct versus indirect customers would meaningfully add to an investor’s understanding of the Company’s business.

Key Business Metrics, page 83

7.

We note your disclosure on page 83 that your calculation of ARR does not adjust for the timing impact of revenue recognition for specific performance obligations identified within a contract. Please tell us how you determined that annualized contract value was representative of recurring revenue for your term licenses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that its calculation of ARR most appropriately represents, and is most meaningful to, an investor’s understanding of the value of the Company’s recurring revenue contracts at a single point in time. Since subscription revenue, which is recurring, represented 96% of the Company’s total revenue in 2020, and annualized contract value (“ACV”) is calculated based on how much revenue the Company expects to receive over the total term of all its subscription agreements on a monthly basis and then multiplied by 12 to annualize, the Company believes that this metric provides the best representation of the average monthly amount that the Company expects to receive from its customer contracts at a given point in time. Further, the Company’s multi-year contracts with customers generally provide for consistent pricing from year-to-year, and this consistency makes ACV an appropriate measure to use for ARR calculations.

ARR provides the Company’s management with a simplified measure of the average amounts that the Company can expect to generate from across its aggregated customer base as of a single point in time, which can then be compared to ARR at other points in time to understand the health of the Company’s business, in particular its sales efforts. While each contract with a customer may deliver a different amount of revenue in a given period, the Company believes that ARR provides a useful summary that takes into account these differences. The Company further believes that ARR assists investors in seeing the Company’s business “through the eyes of management,” and so has presented this in the Draft Registration Statement.

Securities and Exchange Commission

July 1, 2021

8.

You disclose that the number of large customers and annual recurring revenue are your key business metrics. Tell us whether you considered renewal or retention rates as key metrics in managing your business. In this regard, we note that a greater percentage of the increase in subscription revenue in 2020 was attributable to new customers rather than existing customers. Alternatively, tell us what measures you use to manage customer renewal and retention and include such measures for each period presented. Refer to Section III of Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considers retention to be an important metric in managing its business, and that it discloses dollar-based net retention rate as a key business metric. The Company respectfully refers the Staff to the discussion of dollar-based net retention rate as a key business metric within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” on pages 84 to 85 of the Draft Registration Statement (and pages 84 to 85 of the Revised Registration Statement) for further details on this metric for each of the periods presented. The Company considers dollar-based net retention rate as the most relevant indicator of its ability to retain and expand revenue from existing customers over time, and this metric takes into account expansion, contraction and churn among its existing customers. The Company uses dollar-based net retention rate in managing its business, and believes it is meaningful to an investor’s understanding of the Company’s customer renewal and retention rates.

9.	Please balance the disclosure in the chart on page 84 by disclosing the net losses for each period that you present annual recurring revenue.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that providing additional disclosure of its net loss for each period for which it presents annual recurring revenue would not provide meaningful additional information for investors as net loss and annual recurring revenue are not comparable metrics. While annual recurring revenue is a metric that measures the value of recurring revenue at a single point in time, net loss is a metric that measures the amount of expenses that exceed income over a given period of time. The Company further advises the Staff that it believes that there is fulsome disclosure of its net losses presented separately in the Revised Registration Statement, including the disclosure of its net losses added to pages 3, 81, and 109 of the Revised Registration Statement in response to the Staff’s comment 1 above.

Underwriting, page 175

10.	Please disclose the exceptions the lock-up agreements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will add disclosure for the exceptions to the lock-up agreements once the form of lock-up agreement has been fully negotiated with the underwriters.

Audited Financial Statements

11. Stock-based Compensation, page F-28

11.

Please provide us with a breakdown of all stock-based compensation awards granted in the six months preceding the filing of this draft registration statement, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to provide us with updates to the above analysis for all stock-based compensation awards granted prior to the effectiveness date of this registration statement.

Securities and Exchange Commission

July 1, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided below a list of all equity award grants, all of which were stock options, made during the six months preceding the submission of the Draft Registration Statement, together with a comparison of the significant terms and assumptions used in the valuation of the Company’s common stock.

STOCK OPTION EQUITY AWARDS GRANTED SINCE NOVEMBER 15, 2020

In the six months preceding the submission of the Draft Registration Statement, the board of directors of the Company (the “Board”), with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors described in the Draft Registration Statement.

The following table summarizes, by grant date, all the stock options granted since November 15, 2020, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes (presented as “Interpolated Fair Value used in option grant-date fair value calculation” in the table below):

Grant Date	Shares	Exercise Price per Share	Fair Value per Valuation Report	Valuation Report Effective Date	Interpolated Fair Value used in option grant- date fair value calculation
December 1, 2020	65,100	$ 4.83	$ 4.83	April 6, 2020	$7.63
December 28, 2020	96,450	$ 7.86	$ 7.81	December 15, 2020	$7.81
February 1, 2021	140,250	$ 7.86	$ 7.81	December 15, 2020	$9.56
February 13, 2021	500,000	$ 7.86	$ 7.81	December 15, 2020	$10.00
March 2, 2021	134,500	$ 7.86	$ 7.81	December 15, 2020	$10.62
May 3, 2021	349,200	$ 11.10	$ 11.10	March 15, 2021	To be determined
May 28, 2021	142,960	$ 11.10	$ 11.10	March 15, 2021	To be determined

	1,428,460

Securities and Exchange Commission

July 1, 2021

The Company respectfully refers the Staff to pages 103 to 104 of the Draft Registration Statement (and pages 104 to 105 of the Revised Registration Statement) for a discussion of the Company’s common stock valuations within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” This includes discussion of how the Board, along with management, and with its independent third-party valuation specialist, considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock at each grant date, including the Company’s actual operating and financial performance.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors, along with input from management and a third-party valuation specialist, to determine the fair value of the Company’s common stock.

The Company has typically obtained independent third-party valuations of its common stock twice per year, generally one at mid-year and a second at year-end. However, when and if there is a significant transaction or event, such as the issuance of Series E preferred stock in April 2020, the Company adjusts the valuation timing to correspond with the date of such transaction or event. As a result, during 2020, the Company performed its first 2020 common stock valuation in April 2020 and then performed its second 2020 common stock valuation in December 2020. In 2021, the Company began obtaining independent third-party valuations of common stock on a quarterly basis as it advanced its plans for a potential initial public offering of its common stock (an “IPO”). As a result, the first common stock valuation for 2021 was dated as of March 2021 and the Company is in the process of preparing its second common stock valuation for 2021, which will be as of June 2021 (and will be used to account for equity awards granted during the second quarter of 2021, including the stock options granted on May 3, 2021 and May 28, 2021).

The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third-party valuation specialist reports (the “valuation”) used for stock option grants between November 15, 2020 and May 28, 2021:

Date of Estimated Fair Value as Determined by Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share from Prior Valuation Report
April 6, 2020	$4.83	N/A
December 15, 2020	$7.81	62%
March 15, 2021	$11.10	42%

Securities and Exchange Commission

July 1, 2021

Factors affecting the valuation model assumptions

The assumptions used in the valuation models reflect the economic conditions and other factors at the dates of the valuations as follows:

1.

The April 6, 2020 valuation reflected the successful completion of the Company’s Series E preferred stock issuance, which included a significant new investor; however, it also reflected the onset of the COVID-19 pandemic and related economic uncertainties, and use of the option-pricing method valuation model (“OPM”), consistent with prior common stock valuations.

2.

The December 15, 2020 valuation’s increase over the April 6, 2020 valuation reflected the transition to using a combination of (i) the OPM and (ii) the probability-weighted expected return method valuation model (“PWERM”) for determining the fair value of common stock as the Company’s IPO plans became more mature and active planning for such a potential event began to advance more meaningfully.

3.

The March 15, 2021 valuation’s increase over the December 15, 2020 valuation reflected the further advancement of the Company’s IPO plans, including increasing the weighting to a potential IPO event from 50% in December 2020 to 70% in March 2021, and reducing the discount for a lack of marketability under the potential IPO scenarios from 14% in December 2020 to 10% in March 2021. The Company deemed a 70% weighting as of March 2021 to a potential IPO event was appropriate since, despite further advancement in its preparations for such a potential event, sufficient uncertainty about market conditions later in the year remained. Further, the Company’s operating success versus its plan during the first quarter of 2021 also contributed to this increase in value, which led to an increase in the multi-year revenue forecast, driven by a stronger than expected dollar-based net retention rate.

Since December 15, 2020, the Company has utilized a combination of (i) the OPM and (ii) the PWERM for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

The Board and management developed estimates based on the application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from the Company’s independent third-party valuation specialist. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

For purposes of calculating stock-based compensation expense that the Company recognizes in its financial statements, for stock options granted within six months of submitting the Draft Registration Statement, the Company used an interpolated fair value as noted in the table above, the values reflecting a straight-line increase from one valuation point to the next valuation point based on the percentage of time elapsed between the two points. The Company believes that the straight-line methodology provided the most reasonable basis for the valuation of its common stock between valuation dates because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

The Company respectfully advises the Staff that it will continue to update this analysis through the effectiveness of its Registration Statement.

Securities and Exchange Commission

July 1, 2021

12.

Please revise to clarify if the time and performance vesting terms of your RSUs issued in 2016 and 2018 have been met. Please also clarify if this IPO would be considered a liquidity event that would result in the vesting of these RSUs. If so, please revise your MD&A to quantify (to the extent possible) the amount of stock-based compensation expense associated with these RSUs that you expect to recognize upon closing of the IPO.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 104 of the Revised Registration Statement to address the Staff’s comment.

Exhibits

13.	Please file your material leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its corporate headquarters lease agreement has been filed with Revised Registration Statement as Exhibit 10.15. The Company does not have other material leases that are required to be filed under Item 601(b)(10) of Regulation S-K.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide copies to the Staff of all written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended.

*****

Securities and Exchange Commission

July 1, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Fran Rosch, ForgeRock, Inc.

John Fernandez, ForgeRock, Inc.

Sam Fleischmann, ForgeRock, Inc.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP